EXHIBIT 99.3

J.W. Rhea Interests, Inc.
-------------------------
Petroleum Consultants
3200 Kittowa Cove, Austin, Texas 78746
Telephone (512) 347-1571, Facsimile (512) 347-1573



                                January 15, 2003



Petrogen Group
3200 Southwest Freeway, Suite 3300
Houston, Texas 77027

Gentlemen:

     At your request, this firm has prepared an estimate of the reserves, future production, and income attributable to certain leasehold interests of Petrogen Group as of December 31, 2002 in the Enos Creek Field located in Hot Springs County, Wyoming. The income data were estimated using the Securities and Exchange Commission (SEC) requirements for future price and cost parameters.

     The estimated reserves and future income amounts presented in this report are related to hydrocarbon prices. Hydrocarbon prices in effect on December 31, 2002 were used in the preparation of this report as required by SEC rules; however, actual future prices may vary significantly from December 31, 2002 prices. Therefore, volumes of reserves actually recovered and amounts of income actually received may differ significantly from the estimated quantities presented in this report. The results of this study are summarized below.

                                 SEC PARAMETERS
                     Estimated Net Reserves and Income Data
                         Certain Leasehold Interests of
         Petrogen Group, Enos Creek Field, Hot Springs County, Wyoming
                            As of December 31, 2002

                                                          PROVED
                                          --------------------------------------
                                            Developed                   Total
                                          Non-Producing  Undeveloped    Proved
                                          -------------  -----------   ---------
Net Remaining Reserves
----------------------
  Oil/Condensate - Barrels                           0            0            0
  Gas - MMCF                                     1,003        1,461        2,464

Income Data
-----------
  Future Net Revenue                        $2,076,223   $3,023,317   $5,099,540
  Deductions                                   741,750      665,326    1,407,076
  Future Net Income (FNI)                    1,334,473    2,357,991    3,692,464

  Discounted FNI @ 10%                      $  891,318   $1,375,636   $2,266,953

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Petrogen Group
January 15, 2003
Page 2


                                                  POSSIBLE
                                            ----------------------
                                                           Total
                                            Undeveloped   Possible
                                            -----------   --------
Net Remaining Reserves
----------------------
  Oil/Condensate - Barrels                           0            0
  Gas - MMCF                                     2,977        2,977

Income Data
-----------
  Future Net Revenue                        $6,191,952   $6,191,952
  Deductions                                 1,923,937    1,923,937
  Future Net Income (FNI)                    4,238,015    4,238,015

  Discounted FNI @ 10%                      $2,341,516   $2,341,516


     Liquid hydrocarbons are expressed in standard 42 gallon barrels. All gas volumes are sales gas expressed in millions of cubic feet (MMCF) at the official temperature and pressure bases of the areas in which the gas reserves are located.

     The future gross revenue is after the deduction of production taxes. The deductions are comprised of the normal direct costs of operating the wells, ad valorem taxes, recompletion costs, development costs, and certain abandonment costs net of salvage. The future net income is before the deduction of state and federal income taxes and general administrative overhead, and has not been adjusted for outstanding loans that may exist nor does it include any adjustment for cash on hand or undistributed income. No attempt was made to quantify or otherwise account for any accumulated gas production imbalances that may exist now or in the future. Natural gas reserves account for 100 percent of the total future gross revenue from proved reserves.

     The discounted future net income shown above was calculated using a discount rate of 10 percent per annum compounded monthly. Future net income was discounted at four other discount rates, which were also compounded monthly. These results are shown on each estimated projection of future production and income presented in a later section of this report and in summary form in the following table.

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Petrogen Group
January 15, 2003
Page 3


                          Discounted Future Net Income
                            As of December 31, 2002

           Discount Rate       Total             Total            Total
              Percent         Proved            Probable         Possible
              -------         ------            --------         --------

                10           $2,266,953             0           $2,341,516
                12           $2,074,281             0           $2,089,586
                15           $1,823,508             0           $1,765,974
                20           $1,486,058             0           $1,341,809
                25           $1,223,816             0           $1,025,532

*The results shown above are presented for your information and should not be construed as this firm's estimate of fair market value.

Reserves Included in This Report

     The proved reserves included herein conform to the definition as set forth in the Securities and Exchange Commission's Regulation S-X Part 210.4-10 (a) as clarified by subsequent Commission Staff Accounting Bulletins. The possible reserves, included herein, conform to definitions of possible reserves approved by the SPE/WPC using the deterministic methodology. The definitions of proved, probable, and possible reserves are included under the section "Reserve Definitions" in this report.

     We have included possible reserves and income in this report at the request of Petrogen Group. These data are for Petrogen's information only, and should not be included in reports to the SEC according to the SEC disclosure specifications. The possible reserves are less certain to be recovered than the proved reserves. The reserves and income quantities attributable to the different reserve classification that are included herein have not been adjusted to reflect the varying degrees of risk associated with them and thus are not comparable.

Estimates of Reserves

     The reserves included herein were estimated entirely by the volumetric method since there were inadequate historical performance or pressure data to estimate reserves by the performance or material balance methods. The volumetric method involves the construction of reservoir structure and isopach maps to determine volumes occupied by hydrocarbons. Reservoir parameters estimated from well data and other sources are then used to estimate the volumes of hydrocarbons contained in a reservoir and the estimated amounts of these hydrocarbons expected to be recovered economically.

     The reserves included in this report are estimates only and should not be construed as being exact quantities. They may or may not be actually recovered, and if recovered, the revenues therefrom and the actual costs related thereto could be more or less than the estimated amounts. Moreover, estimates of reserves may increase or decrease as a result of future operations.

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Petrogen Group
January 15, 2003
Page 4


Future Production Rates

     Initial production rates are based on analogy to wells previously drilled in the subject field. Since there is insufficient historical performance data to establish a production decline trend, an estimated rate of decline was applied to depletion of the reserves based upon our experience with analogous wells and formations in this area of the United States. For reserves not yet on production, sales were estimated to commence at an anticipated date furnished by Petrogen.

     The future production rates form wells to be drilled may be more or less than estimated because of changes in market demand or allowables set by regulatory bodies. Wells or locations that are not currently producing may start producing earlier or later than anticipated in our estimates of their future production dates.

Hydrocarbon Prices

     Petrogen furnished this firm with hydrocarbon prices in effect on December 31, 2002, and with its forecasts of future prices which take into account SEC and Financial Accounting Standards Board (FASB) rules, current market prices, contract prices, and fixed and determinable price escalations where applicable.

     In accordance with FASB Statement No. 69, December 31, 2002 market prices were determined using the daily oil price or daily gas sales price ("spot price") adjusted for oilfield or gas gathering hub and wellhead price differences (e.g. grade, transportation, gravity, sulfur, and BS&W) as appropriate. Also in accordance with SEC and FASB specifications, changes in market prices subsequent to December 31, 2002 were not considered in this report. Petrogen has informed this firm that there are no contracts in effect for consideration in the sales of any of the hydrocarbon products included in this report. Also, the effects of any derivative instruments designated as price hedges of oil and gas quantities are not reflected in our individual property evaluations.

Costs

     Operating costs for the non-producing leases included in this report were provided by Petrogen and were represented to this firm as including only those costs directly applicable to the lease. When applicable, the operating costs include a portion of general and administrative costs allocated directly to the lease under terms of operating agreements. No deduction was made for indirect costs such as indirect general administration and overhead expenses, loan repayments, interest expenses, and exploration and development prepayments that are not charged directly to the lease. The operating costs presented by Petrogen were accepted without independent verification or examination of lease operating statements.

     Development costs were furnished to this firm by Petrogen and are based upon authorizations for expenditure for the proposed work or actual costs for similar projects. The estimated net cost of abandonment after salvage was not included for this property.

     Current costs were held constant throughout the life of the property.

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Petrogen Group
January 15, 2003
Page 5


General

     Table A presents a one-line summary of proved and possible reserve and income data for each of the wells in the subject field. Table B presents a one-line summary of gross and net reserves and income data for each of the individual projections. Tables 1 through 12 present our estimated projection of production and income by year beginning January 1, 2003 for the total field, category, and by well for each well in the field.

     While it may reasonably be anticipated that the future prices received for the sale of production and the operating costs and other costs relating to such production may also increase or decrease from existing levels, such changes were, in accordance with rules adopted by the SEC, omitted from consideration in making this evaluation.

     The estimates of reserves presented herein were based upon a detailed study of the property in which Petrogen owns an interest; however, this firm has not made any field examination of the property. No consideration was given in this report to potential environmental liabilities that may exist, nor were any costs included for potential liability to restore and clean up damages, if any, caused by past operating practices. Petrogen has informed this firm that it has made available to us all of the accounts, records, geological and engineering data, and reports and other data required for this investigation. The ownership interest, prices, and other factual data furnished by Petrogen were accepted without independent verification. The estimates presented in this report are based on data available through December 31, 2002.

     Petrogen has assured this firm of its intent and ability to proceed with the development activities included in this report, and that it is not aware of any legal, regulatory or political obstacles that would significantly alter its plans.

     Neither this firm nor any of our employees have any interest in the subject property, and neither the employment to make this study nor the compensation is contingent on our estimates of reserves and future income for the subject property.

     This report was prepared for the exclusive use and sole benefit of Petrogen Group. The data, work papers, and maps used in this report are available for examination by authorized parties in our office. Please contact us if we can be of further service.

                                       Very truly yours,

                                       J.W. RHEA INTERESTS, INC.


                                       /s/ J. W. Rhea, IV
                                       ------------------
                                       J. W. Rhea, IV, President